UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO.2

TO

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

DouYu International Holdings Limited

(Name of the Issuer)

DouYu International Holdings Limited

HUYA Inc.

Tiger Company Ltd.

Tencent Holdings Limited

Nectarine Investment Limited

Mr. Shaojie Chen

Warrior Ace Holding Limited

Mr. Wenming Zhang

Starry Zone Investments Limited

(Name of Person(s) Filing Statement)

Ordinary Shares, par value $0.0001 per share*

American Depositary Shares, every 10 American depositary shares represent one ordinary share

(Title of Class of Securities)

25985W105**

(CUSIP Number of Class of Securities)

DouYu International Holdings Limited

20/F, Building A, New Development International Center

No. 473 Guanshan Avenue

Hongshan District, Wuhan, Hubei Province

People’s Republic of China

Attention: Shaojie Chen

Tel: +86-27-8775-0710

HUYA Inc. Building A3, E-Park 280 Hanxi Road Panyu District, Guangzhou 511446 People’s Republic of China Attention: Catherine Xiaozheng Liu Tel: +86 20 2290-7888

Tencent Holdings Limited Nectarine Investment Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Tel: +852 2179 5122

Mr. Shaojie Chen

Warrior Ace Holding Limited

Mr. Wenming Zhang

Starry Zone Investments Limited

20/F, Building A, New Development International Center

No. 473 Guanshan Avenue

Hongshan District, Wuhan, Hubei Province

Tel: +86-27-8775-0710

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to:

Li He, Esq. Davis Polk & Wardwell LLP c/o 18th Floor, The Hong Kong Club Building 3A Chater Road Central, Hong Kong +852-2533-3300	Howard Zhang, Esq. Davis Polk & Wardwell LLP 2201, China World Office 2 No.1, Jian Guo Men Wai Avenue Beijing 100004 People’s Republic of China +86 10 328567 5000	Z. Julie Gao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP c/o 42/F, Edinburgh Tower, The Landmark 15 Queen’s Road, Central Hong Kong +852-3740-4700

Haiping Li, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Jing An Kerry Centre, Tower II, 46th Floor 1539 Nanjing West Road Shanghai 200040 People’s Republic of China +86-21-6193-8200	Peter X. Huang, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F, China World Office 2 No. 1, Jian Guo Men Wai Avenue Beijing 100004, China +86-10-6535-5500	Frank Sun, Esq. Latham & Watkins LLP 18th Floor One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912-2500

Benjamin Su, Esq. Latham & Watkins LLP 18th Floor One Exchange Square 8 Connaught Place Central, Hong Kong +852 2912-2500

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☒	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction Valuation***	Amount of Filing Fee****
$ 5,003,073,937.61	$ 545,835.37

*

Not for trading, but only in connection with the listing on the New York Stock Exchange of the American depositary shares (“ADSs”), every 10 American depositary shares representing one ordinary share, par value $0.0001 per share, of the issuer (a “DouYu share” and collectively, the “DouYu shares”).

**	CUSIP number of the ADSs.
***

For purposes of calculating the filing fee only, the transaction value was determined as follows: (1) 33,364,947.90, the Aggregate DouYu Share Sum (as defined below), multiplied by ten (being the number of DouYu’s American depositary shares representing each DouYu share), and then multiplied by (2) $14.995, the average of the high and low prices of the DouYu ADSs trading on the NASDAQ Global Select Market on November 3, 2020. The “Aggregate DouYu Share Sum” means the estimated maximum number of DouYu shares which Huya will acquire from DouYu shareholders and DouYu ADS holders in exchange for Huya Class A shares and Huya ADSs, respectively, in the Merger, which includes (1) DouYu shares currently held by DouYu shareholders, (2) DouYu shares underlying outstanding DouYu ADS, and (3) DouYu shares underlying DouYu restricted share unit awards held by the applicable grantees directly which have become vested as of the effective time of the merger, and (4) DouYu ADSs to be issued to certain senior management of DouYu as a result of acceleration of vesting of their DouYu restricted share unit awards prior to the effective time of the merger. On November 10, 2020, HUYA Inc. registered the HUYA shares described in the preceding sentence with the Securities and Exchange Commission on a registration statement on Form F-4 (Registration No. 333-250016).

****

The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2021, was calculated by multiplying the Transaction Valuation by 0.0001091.

☒

Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid: $545,835.37

Form or Registration No.: Registration Statement on Form F-4 (Registration No. 333-250016)

Filing Party: HUYA Inc.

Date Filed: November 10, 2020

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction, or passed upon the adequacy or accuracy of the disclosure in this transaction statement on schedule 13e-3. Any representation to the contrary is a criminal offense.

INTRODUCTION

This Amendment No. 2 (this “Amendment”) to the Rule 13e-3 transaction statement on Schedule 13E-3, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person,” and collectively, the “Filing Persons”): (a) DouYu International Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “DouYu”), the issuer of ordinary shares, par value $0.0001 per share (each, a “DouYu share”), including the DouYu shares represented by the American depositary shares, every 10 American depositary shares represent one DouYu share (the “DouYu ADS”), (b) HUYA Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Huya”), (c) Tiger Company Ltd., an exempted company with limited liability incorporated under the laws of the Cayman Islands and a directly wholly owned subsidiary of Huya (“Merger Sub”), (d) Tencent Holdings Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands, (e) Nectarine Investment Limited, a business company with limited liability incorporated under the laws of the British Virgin Islands and a wholly owned Subsidiary of Tencent Holdings Limited (“Tencent”), (f) Mr. Shaojie Chen, a citizen of the People’s Republic of China (“Mr. Chen”), (g) Warrior Ace Holding Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands wholly-owned by Mr. Chen, (h) Mr. Wenming Zhang, a citizen of the People’s Republic of China (“Mr. Zhang”), and (i) Starry Zone Investments Limited, a business company incorporated with limited liability under the laws of the British Virgin Islands wholly-owned by Mr. Zhang. This Amendment amends and restates in its entirety information set forth in the Transaction Statement.

On October 12, 2020, Huya, Merger Sub, Tencent and DouYu entered into an agreement and plan of merger (the “Merger Agreement”), pursuant to which Merger Sub will merge with and into DouYu (the “Merger”) in accordance with the Cayman Islands Companies Act (as revised), with DouYu continuing as the surviving company corporation after the Merger as a wholly owned subsidiary of Huya.

Concurrently with the execution of the Merger Agreement, DouYu and Tencent entered into a reassignment agreement dated as of October 12, 2020 (the “Reassignment Agreement”), pursuant to which Tencent will assign certain of its interests in live streaming business to DouYu upon the Merger.

On July 12, 2021, Huya, Merger Sub, Tencent and DouYu entered into a termination agreement (the “Merger Agreement Termination Agreement”), pursuant to which the Merger Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect. Concurrently with the execution of the Merger Agreement Termination Agreement, DouYu and Tencent entered into a termination agreement dated July 12, 2021 (the “Reassignment Termination Agreement”), pursuant to which the Reassignment Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect.

By filing this Transaction Statement, the Filing Persons hereby withdraw the Schedule 13E-3 that was filed with the SEC on November 12, 2020 and Amendment No. 1 to Schedule 13E-3 that was filed with the SEC on January 29, 2021.

Item 15	Additional Information

Item 15 is hereby amended and restated in its entirety as follows:

(c) Other Material Information.

On July 10, 2021, the State Administration for Market Regulation of the People’s Republic of China, or the SAMR, posted an announcement of its decision to prohibit the proposed merger between Huya and DouYu following SAMR’s antitrust review (the “SAMR Decision”). Huya, DouYu and Tencent fully respect and will abide by the SAMR Decision, and will comply with all regulatory requirements.

In light of the SAMR Decision, on July 12, 2021, Huya, Merger Sub, DouYu and Tencent entered into the Termination Agreement, pursuant to which the Merger Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect. Concurrently with the execution of the Merger Agreement Termination Agreement, DouYu and Tencent entered into the Reassignment Termination Agreement, pursuant to which the Reassignment Agreement, including all schedules and exhibits thereto, and all ancillary agreements contemplated thereby or entered pursuant thereto, were terminated with immediate effect.

Item 16	Exhibits

Exhibit No.	Description

(d)(6)	Termination Agreement, dated as of July 12, 2021, by and among Huya, Merger Sub, DouYu and Tencent (incorporated by reference to Exhibit 99.1 to DouYu’s current report on Form 6-K filed with the SEC on July 12, 2021)

(d)(7)	Termination Agreement, dated as of July 12, 2021, by and between DouYu and Tencent, in relation to the Reassignment Agreement dated as of October 12, 2020 (incorporated by reference to Exhibit 99.2 to DouYu’s current report on Form 6-K filed with the SEC on July 12, 2021)

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 12, 2021

DouYu International Holdings Limited

By:	/s/ Zhaoming Chen
Name:	Zhaoming Chen
Title:	Chairman of the Special Committee

HUYA Inc.

By:	/s/ Hongqiang Zhao
Name:	Hongqiang Zhao
Title:	Director

Tiger Company Ltd.

By:	/s/ Rongjie Dong
Name:	Rongjie Dong
Title:	Director

Tencent Holdings Limited

By:	/s/ Martin Lau
Name:	Martin Lau
Title:	Authorized Signatory

Nectarine Investment Limited

By:	/s/ Martin Lau
Name:	Martin Lau
Title:	Authorized Signatory

Mr. Shaojie Chen

By:	/s/ Shaojie Chen

Warrior Ace Holding Limited

By:	/s/ Shaojie Chen
Name:	Shaojie Chen
Title:	Director

Mr. Wenming Zhang

By:	/s/ Wenming Zhang

Starry Zone Investments Limited

By:	/s/ Wenming Zhang
Name:	Wenming Zhang
Title:	Director